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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

Universal Compression Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

913430104 (CUSIP Number)

July 9, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 913430104	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Kidron Partners IV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

780,469
6 SHARED VOTING POWER

7 SOLE DISPOSITIVE POWER

780,469
8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

780,469
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.5%
12	TYPE OF REPORTING PERSON*

PN

Item 1.	(a)	Name of Issuer:

Universal Compression Partners, L.P.

	(b)	Address of Issuer’s Principal Executive Offices

4444 Brittmoore Road Houston, TX 77041

Item 2.	(a)	Name of Person Filing:

This statement is filed by:

	(i)	Kidron Partners IV LP, with respect to the common units of limited partnership interests beneficially owned by it.

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the business office of Kidron Partners IV LP is:

601 Carlson Parkway, Suite 730 Minnetonka, MN 55305

	(c)	Citizenship:

Kidron Partners IV LP is a Minnesota limited partnership.

	(d)	Title of Class of Securities:

Common Units

	(e)	CUSIP Number

913430104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act.

	(b)	☐ Bank as defined in section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a) Amount Beneficially Owned:

Kidron Partners IV LP has beneficial ownership of 780,469 common units of the Issuer.

(b) Percent of Class:

Kidron Partners IV LP beneficially owns 7.5% of the Issuer’s common units.

The percentage of common units reportedly owned by Kidron Partners IV LP is based on 10,353,790 common units of limited partnership interest of the Issuer, which is the total number of common units issued and outstanding on July 19, 2007.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Kidron Partners IV LP has the power to vote or to direct the vote of 780,469 common units in the Issuer.

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

Kidron Partners IV LP has the power to dispose or to direct the disposition of 780,469 common units in the Issuer.

(iv) Shared power to dispose or to direct the disposition of:

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐*.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2007
Date
/s/ Charles M. Webster
Signature

KIDRON CAPITAL IV LP

By:	Kidron Capital LLC
Its:	General Partner
By:	Charles M. Webster, Managing Member
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)